Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Niska
	Predecessor		Niska
											Six Months
	Year Ended March 31,										Ended September 30,
	2010		2011 (1)		2012		2013		2014		2014
Earnings:
Net earnings (loss) before income taxes	$121,149		$27,403		$(185,459)		$(62,543)		$(19,213)		$(64,043)
Less: capitalized interest	(574)		(2,018)		(4,077)		(2,928)		—		—
Total earnings (loss)	120,575		25,385		(189,536)		(65,471)		(19,213)		(64,043)

Fixed Charges:
Interest and debt expense	$38,119		$77,007		$74,630		$67,010		$66,315		$25,047
Capitalized interest	574		2,018		4,077		2,928		—		—
Portion of rentals representing an interest factor	653		1,079		4,957		3,742		3,980		2,114
Total fixed charges	39,346		80,104		83,664		73,680		70,295		27,161

Earnings (deficit) available for (applied to) fixed charges	159,921		105,489		(105,872)		8,209		51,082		(36,882)

Ratio of earnings to fixed charges	4.1	x	1.3	x	-1.3	x	0.1	x	0.7	x	-1.4	x

Dollar amount (in thousands) of deficiency in earnings to fixed charges	—		—		(105,872)		—		—		(36,882)

(1)     Represents data from Niska Predecessor for the period from April 1, 2010 to May 16, 2010 and data from Niska for the period from May 17, 2010 to March 31, 2011.